February 10, 2009

United States

Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Keegan Resources Inc.

Annual Report on Form 20-F

Filed September 30, 2008

File Number 001-33580

Dear Mr. Schwall:

In response to the United Sates Securities and Exchange Commission letter dated January 27, 2009, please find below comments pertaining to each item identified by the Commission:

Item 15. Controls and Procedures

Changes in Internal Control over Financial reporting, page 60

1.

The Company's disclosure control and procedures were determined to be ineffective during management review and testing of internal controls at March 31, 2008. It was noted during management review and testing that the company's internet website was not current as it related to certain filings related to the third quarter of 2008.

2.

The Company has taken steps to remediate the deficiency by checking the company website upon each public filing; the corporate secretary initials a report that the website is updated upon each public filing.

In connection with the above comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its annual Form 20-F filing.

Sincerely,